UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 2026

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.

(Translation of registrant’s name into English)

26, Chin 3rd Road

Kaohsiung, Taiwan

Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: January 9, 2026	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact

ir@aseglobal.com

Tel: +886.2.6636.5678

https://www.aseglobal.com

ASE Technology Holding Co., Ltd.
Announces Monthly Net Revenues*

Taipei, Taiwan, R.O.C., January 9, 2026 – ASE Technology Holding Co., Ltd. (NYSE: ASX, TAIEX: 3711, “ASEH” or the “Company”), announces its unaudited consolidated net revenues for December, 4th quarter and full year of 2025.

Consolidated net revenues (unaudited)

	Dec	Nov	Dec	Sequential	YoY
(NT$ Million)	2025	2025	2024	Change	Change
Net Revenues	58,865	58,820	52,905	+0.1%	+11.3%

	Dec	Nov	Dec	Sequential	YoY
(US$ Million)	2025	2025	2024	Change	Change
Net Revenues	1,880	1,903	1,632	-1.2%	+15.3%
	Q4	Q3	Q4	Sequential	YoY
(NT$ Million)	2025	2025	2024	Change	Change
Net Revenues	177,915	168,569	162,264	+5.5%	+9.6%

	Q4	Q3	Q4	Sequential	YoY
(US$ Million)	2025	2025	2024	Change	Change
Net Revenues	5,763	5,663	5,046	+1.8%	+14.2%

	Full Year	Full Year			YoY
(NT$ Million)	2025	2024			Change
Net Revenues	645,388	595,410			+8.4%

	Full Year	Full Year			YoY
(US$ Million)	2025	2024			Change
Net Revenues	20,782	18,596			+11.8%

Net revenues for ATM assembly, testing and material business are as follows:

atm net revenues (unaudited)

	Dec	Nov	Dec	Sequential	YoY
(NT$ Million)	2025	2025	2024	Change	Change
Net Revenues	37,586	36,082	29,858	+4.2%	+25.9%

	Dec	Nov	Dec	Sequential	YoY
(US$ Million)	2025	2025	2024	Change	Change
Net Revenues	1,201	1,167	921	+2.9%	+30.4%
	Q4	Q3	Q4	Sequential	YoY
(NT$ Million)	2025	2025	2024	Change	Change
Net Revenues	109,707	100,289	88,363	+9.4%	+24.2%

	Q4	Q3	Q4	Sequential	YoY
(US$ Million)	2025	2025	2024	Change	Change
Net Revenues	3,553	3,371	2,747	+5.4%	+29.3%

	Full Year	Full Year			YoY
(NT$ Million)	2025	2024			Change
Net Revenues	389,228	325,875			+19.4%

	Full Year	Full Year			YoY
(US$ Million)	2025	2024			Change
Net Revenues	12,539	10,178			+23.2%

*This press release is intended to comply with Taiwan regulatory requirements.

Safe Harbor Notice:

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2024 Annual Report on Form 20-F filed on March 27, 2025.